Upright Investment Trust

Special Conference Call for approving Fidelity Bond

Attendees: David Chiueh, Alice Chen, Carol Jou

Date: 9/30/2013

David requested for a special conference call for the Board to review and approve the purchase of Fidelity Bond as the insurance policy for the Fund for the fiscal year from Oct 1, 2013 to Sep 30, 2014. The insurance coverage is the same as 2012.

All trustees agreed and approved.

David Y.S Chiueh 1/28/14

Alice N. Chen, January 28, 2014.

[signature] Jan 28, 2014

Liberty Mutual. SURETY

NEW JERSEY BOND SERVICE CENTER

Financial Institution Bond Renewal Notice

BOND NUMBER	COMPANY	RENEWAL PERIOD Beginning	RENEWAL PERIOD Ending	RENEWAL PREM.	SPECIAL COMMISSION
5076018	OC	10/01/13	10/01/14	863.00	%

RISK STATE	BOND AMOUNT	DEDUCTIBLE
NEW JERSEY	$175,000	$15,000

CLASS OF INSURED	FORM OF COVERAGE	RATING MOD FACTOR	# OF RATABLE EMPLOYEES	# OF ADD'L LOCATIONS	POLICY/TYPE
772	60	100	05		99

PRINCIPAL OR INSURED NAME AND ADDRESS

UPRIGHT INVESTMENT TRUST
615 W MT PLEASANT AVE
LIVINGSTON NJ 07039

OBLIGEE NAME AND ADDRESS

UPRIGHT INVESTMENT TRUST
615 W MT PLEASANT AVE
LIVINGSTON NJ 07039

AGENCY

37-01-5464
BROWN & BROWN OF PA INC
2108 DEKALB PIKE
NORRISTOWN PA 19401-2028

RENEWAL INSTRUCTIONS

( ) BOND IS CONTINUOUS.

( ) BOND EXPIRES ON 10/01/13 BUT CAN BE CONTINUED BY CERTIFICATE.

TAX TOWN CODE	Surcharge: / Total Billing: / MUNY TAX:	AUTO CHARGED	TERR. CODE (INS. AGR. 3&4)	
		N		Non-Res Lic: Yes ( ) No ( ) If yes, # ______ Type: Agent ( ) Broker ( ) Appointment: Yes ( ) No ( ) Commission: Full ( ) Reduced ( ) Nil ( )

REMARKS

PREMIUM SURVEY FOR COMMERCIAL BANK/OTHER FINANCIAL INSTITUTION

Premium	Form	Description	Coverage Amount	Deductible
$	60	Basic	$	$
$	71	D	$	$
$	84	E including LP	$	$
$	83	E excluding LP	$	$
$	30	Computer Crime	$	$
$	40	Extortion (Persons)	$	$
$	41	Extortion (Property)	$	$
$	64	Fraudulent Real Property Mortgages	$	$
$	62	Trading Loss	$	$
$	20	Voice Initiated Fraud	$	$
$	22	Telefacsimile Fraud	$	$
$	21	Data Processing Service Operations	$	$
$	23	Destruction of Data or Programs by Hacker	$	$
$	24	Destruction of Data or Programs by Virus	$	$
$	25	Voice Computer Systems Fraud	$	$
$			$	$
$			$	$
$	←	Total Premium		
%	←	F. I. Bond Commission		

COMBINATION SAFE DEPOSITORY POLICY PREMIUM SURVEY

			Coverage Amount	Deductible
$	10	Liability of Depository	$	$
$	11	Loss of Customers' Property	$	$
$	←	Total Premium		
%	←	C.S.D. Commission		

Sent Copy to H.O. ______ (Date)

BRANCH OFFICE COPY

Liberty Mutual. SURETY

The Ohio Casualty Insurance Company

This Rider forms a part of the policy numbered below

Underwritten by: The Ohio Casualty Insurance Company		
Insured: Upright Investment Trust		Form No.: 15
This Rider becomes effective as of 12:01 a.m. on October 1, 2013	Policy No.: 5076018	Rider No.: 5

AMEND DECLARATIONS PAGE - DISCOVERY FORM

It is agreed that:

1. The attached bond is amended by replacing that item(s) on the Declarations Page corresponding to the items(s) indicated below with an "X":

☒ Item 2. Bond Period: from 12:01 a.m. on October 1, 2013 (MONTH,DAY,YEAR) to 12:01 a.m. on October 1, 2014 (MONTH,DAY,YEAR)

☐ Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $

☐ Item 4. Subject to Sections 4 and 11 hereof,
the Single Loss Limit of Liability is $
and the Single Loss Deductible is $

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D)-FORGERY OR ALTERATION	$	$
Insuring Agreement (E)-SECURITIES	$	$
Coverage on Partners (Form No. 14 only)	$	$
Optional Insuring Agreements and Coverages:		
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

F-4864 03.99

Authorized Representative